06013171

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ridgeway Petroleum Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

FILE NO. 82- 1819 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT : 5/8/06

82-1819

Form 52-109FT1-Certification of Annual Filings during Transition Period

SUPPL

I, B. D. Lasker, President of Ridgeway Petroleum Corp., certify that:

1. **I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2005;**

2. **Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and**

3. **Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.**

ARI S
12-31-05

Date: April 26, 2006

Signature: "Barry D. Lasker"

Title: President

Form 52-109FT1-Certification of Annual Filings during Transition Period

I, J. B. Petrie, Chief Financial Officer of Ridgeway Petroleum Corp., certify that:

1. **I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the period ending December 31, 2005;**

2. **Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and**

3. **Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.**

Date: April 26, 2006

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer

82-1819

Ridgeway Petroleum Corp.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

REPORT OF MANAGEMENT

The accompanying Consolidated Financial Statements of Ridgeway Petroleum Corp. are the responsibility of Management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in this report and ensured that it is consistent with information in the Consolidated Financial Statements.

Ridgeway Petroleum Corp. maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of a majority of Directors who are independent of the Company. The Audit Committee meets regularly with management, and periodically with the external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

PricewaterhouseCoopers LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

Signed

"Barry D. Lasker"
President and Chief Executive Officer

"J. Bruce Petrie"
Chief Financial Officer

April 21, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 17, 2006

Auditors' Report

To the Shareholders of
Ridgeway Petroleum Corp.

We have audited the consolidated balance sheets of **Ridgeway Petroleum Corp.** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	December 31 2005	December 31 2004
Assets		
Current assets		
Cash and cash equivalents	**$ 2,353,764**	$ 22,286
Accounts receivable	**2,224**	3,032
Prepaid expenses and deposits	**140,831**	151,292
	2,496,819	176,610
Deferred charges, net *(Note 9)*	**128,563**	-
Office furniture, equipment and automotive, net	**42,943**	50,298
Resource properties, net *(Note 3)*	**41,552,614**	40,841,853
	$ 44,220,939	$ 41,068,761
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 360,746**	$ 237,561
Secured Note/Promissory Note (*Note 9)*	**2,757,500**	-
	3,118,246	237,561
Asset retirement obligation *(Note 4)*	**227,311**	208,543
Future income tax liability *(Note 6)*	**8,396,456**	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	**66,532,693**	64,326,966
Contributed surplus *(Note 5)*	**3,670,805**	3,129,868
Deficit	**(37,556,167)**	(35,062,228)
Common shares acquired, at cost *(Note 5)*	**(168,405)**	(168,405)
	32,478,926	32,226,201
	$ 44,220,939	$ 41,068,761

Ability to continue operations (Note 1)

Approved by the Board **"K. B. Sparks"** **Director** **"B. D. Lasker"** **Director**

K. B. Sparks B. D. Lasker

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Year ended December 31 2005	2004
Revenues		
Proceeds received on settlement of legal matters	$ -	$ 100,000
Interest and other income	7,248	10,876
	7,248	110,876
Expenses		
Accounting and audit	44,500	30,752
Accretion of asset retirement obligation (*Note 4*)	18,768	19,785
Consulting fees	565,799	616,537
Depreciation	11,143	14,586
Foreign currency translation (gain), realized and unrealized	3,842	(56,486)
Insurance	36,026	41,045
Interest and financing (*Note 9*)	144,553	-
Land management services	27,746	32,404
Legal	308,382	112,473
Office and equipment	166,717	175,458
Other	20,683	10,608
Promotion	23,964	58,951
Reclamation loss	27,200	-
Stock-based compensation (*Note 5*)	511,020	798,100
Transfer agent and stock exchange fees	55,290	54,566
Travel	39,052	19,063
Wages and salaries	496,502	361,575
	2,501,187	2,289,417
Loss for the year before income taxes	(2,493,939)	(2,178,541)
Income taxes-future income tax provision (*Note 6*)	-	-
Net loss for the year	(2,493,939)	(2,178,541)
Deficit, beginning of year	(35,062,228)	(32,883,687)
Deficit, end of year	$(37,556,167)	$(35,062,228)
Loss per share-basic and diluted	$ (0.06)	$ (0.05)

Ability to continue operations (Note 1)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31 2005	2004
Cash (used in) provided by operating activities		
Net loss for the year	**$ (2,493,939)**	$ (2,178,541)
Items not affecting cash		
Accretion of asset retirement obligation	**18,768**	19,785
Amortization of debenture discount	**100,000**	-
Stock-based compensation	**511,020**	798,100
Depreciation	**11,143**	14,586
Unrealized foreign exchange gain	**(20,000)**	-
	(1,873,008)	(1,346,070)
Asset retirement obligation settlement	**-**	(113,635)
Changes in non-cash working capital	**170,912**	99,696
Cash (used in) provided by operating activities	**(1,702,096)**	(1,360,009)
Cash provided by (used in) investing activities		
Property expenditures	**(710,761)**	(2,368,446)
Purchase of office furniture and equipment	**(3,788)**	-
Changes in non-cash working capital	**(156,021)**	161,253
Cash provided by (used in) investing activities	**(870,570)**	(2,207,193)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	**1,976,644**	2,038,520
Issuance of short term borrowings	**3,307,937**	-
Repayment of short term borrowings	**(500,000)**	-
Changes in non-cash working capital	**119,563**	
Cash provided by (used in) financing activities	**4,904,144**	2,038,520
Increase (decrease) in cash	**2,331,478**	(1,528,682)
Cash and cash equivalents, beginning of year	**22,286**	1,550,968
Cash and cash equivalents, end of year	**$ 2,353,764**	$ 22,286

Ability to continue operations (Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1 *Ability to continue operations*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $41,499,800 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the year ended December 31, 2005 was $2,493,939 and the cash used in operating activities was $1,702,096. The working capital deficit was $621,427 at December 31, 2005. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

In response to the measurement uncertainty surrounding the carrying value of the Company's resource properties, management performed a comprehensive impairment review. As part of this review, independent professional reservoir engineers were engaged to evaluate the resource properties and to compute various estimated cash flow scenarios. As a result of this impairment review, the Company concluded that the carrying value of the resource properties is recoverable and that no impairment existed.

These financial statements have been prepared on the going concern assumption, which, in the opinion of management, is appropriate. The assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared and are within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars unless otherwise stated and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Specific estimates made by management include asset retirement obligations, fair values of equity instruments and the resource property impairment review. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment (see Note 1).

Asset retirement obligation
The Company provides for asset retirement obligations. Liabilities are recognized for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations within the scope of this standard are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs is included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation
The Company periodically grants stock options to directors and employees of the Company. The Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 42,722,700 (2004-39,915,600).

3 *Resource properties, net*

	December 31 2005	December 31 2004
Balance, beginning of year	**$40,841,853**	$38,389,475
Add: Expenditures	**710,761**	2,368,446
Revision of asset retirement obligation estimate	**-**	83,932
Balance, end of year	**$41,552,614**	$40,841,853

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprises primarily drilling costs and include approximately $6,087,000 of lease acquisition and rental costs (2004 - 5,490,000). Also included in resource property costs are asset retirement costs of $214,193 (2004--$214,193).

4 *Asset retirement obligation*

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	December 31 2005	December 31 2004
Balance, beginning of year	**$ 208,543**	$ 218,461
Add: Accretion expense	**18,768**	19,785
Revision of asset retirement obligation estimate	**-**	83,932
Deduct: Liabilities settled	**-**	(113,635)
Balance, end of year	**$ 227,311**	$ 208,543

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2004--$903,896), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are expected to be settled over the next twenty years and will be funded from general Company resources at the time of retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

5 *Equity instruments*

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	December 31, 2005		December 31, 2004	
	Number	**Amount**	**Number**	**Amount**
Common shares				
Balance, beginning of year	**41,175,855**	**$ 64,222,051**	39,444,901	$ 62,255,279
Issued				
Warrants--cash	**10,000**	**10,000**	65,000	152,750
--assigned value		**500**		3,250
Incentive stock options	**-**	**-**	166,000	292,300
Private Placements, net	**2,191,138**	**1,940,774**	1,499,954	1,518,472
Bonus shares--Debenture *(Note 9)*	**125,000**	**100,000**	-	-
Balance, end of year	**43,501,993**	**66,273,325**	41,175,855	64,222,051
Warrants				
Balance, beginning of year	**2,098,286**	**104,915**	943,332	47,167
Exercised	**(10,000)**	**(500)**	(65,000)	(3,250)
Expired (transferred to Contributed surplus)	**(598,332)**	**(29,917)**	(280,000)	(14,000)
Private Placements	**928,220**	**25,870**	1,499,954	74,998
Secured Note (Note 9)	**1,060,000**	**159,000**	-	-
Balance, end of year	**3,478,174**	**259,368**	2,098,286	104,915
Total equity instruments		**$ 66,532,693**		$ 64,326,966

At December 31, 2005, common share purchase warrants to purchase 3,478,174 common shares at exercise prices ranging from $0.50 to $2.00 were outstanding. These warrants expire in 2006. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at December 31, 2005:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of year	4,015,000	$1.96
Granted	1,110,000	0.92
Expired	(775,000)	2.86
Balance, end of year	4,350,000	$1.53

Exercise Price ($)	**Outstanding Stock Options** Number of Options	Weighted Average Remaining Contractual Life (Months)
0.60	260,000	60
0.95	100,000	55
1.00	1,590,000	22
1.00	300,000	50
1.03	50,000	53
1.05	400,000	52
2.45	1,650,000	8
	4,350,000	24.6

The following table summarizes the information about currently exercisable stock options to purchase common shares at December 31, 2004:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of year	3,800,000	$2.31
Granted	1,895,000	1.30
Exercised	(166,000)	1.76
Expired	(1,514,000)	2.04
Balance, end of year	4,015,000	$1.96

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

The grant-date fair value of the options granted during the quarter ended March 31, 2005 was $0.52 per option with the following assumptions: risk free interest rate--3.1%, expected lives (years)--3.0, expected volatility--0.724. The average grant-date fair value of the options granted during the quarter ended June 30, 2005 was $0.52 per option with the following assumptions: risk free interest rate--3.1%, expected lives (years) --3.0, expected volatility--0.74. The grant-date fair value of the options granted during the quarter ended September 30, 2005 was $0.44 per option with the following assumptions: risk free interest rate--3.2%, expected lives (years)--3.0, expected volatility--0.69. The grant-date fair value of options granted during the quarter ended December 31, 2005 was $0.29 per option with the following assumptions: risk free interest rate--3.8%, expected lives (years)--3.0, expected volatility--0.68.

6 *Income taxes*

At December 31, 2005, the Company and its subsidiaries has unrecognized future tax deductions aggregating approximately $17.4 million (of which approximately $5.6 million relates to U.S. subsidiaries). The potential benefit of these deductions has not been recognized in these financial statements. The Canadian non-capital losses of approximately $9.3 million expire over various years up to 2015; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

The provision for income taxes reflects an effective rate which differs for the expected income tax rate of 35.73% (2004--36.07%). The primary differences are as follows:

	December 31	
	2005	**2004**
Loss for the year before income taxes	**$ (2,493,939)**	$ (2,178,541)
Expected tax at combined federal, provincial and state rates	**$ (891,084)**	$ (785,800)
Stock-based compensation	**182,587**	287,875
Tax benefit of accounting losses not recognized	**682,108**	517,432
Other	**26,389**	(19,507)
Provision per financial statements	**$ -**	$ -

7 *Segmented information*

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the year ended December 31, 2005, the Company had a net loss of $2,493,939. Approximately $617,936 of this net loss pertains to the U.S. operations.

	December 31, 2005		
	Canada	**U.S.A.**	**Total**
Office furniture, equipment and automotive	$ 75,813	$ 100,561	$ 176,374
Less: Accumulated depreciation	(64,646)	(68,785)	(133,431)
Resource properties	-	41,714,175	41,714,175
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	2,374,731	122,088	2,496,819
Deferred charges, net	128,563	-	128,563
Total assets	$ 2,514,461	$ 41,706,478	$ 44,220,939
Capital expenditures	$ 3,788	$ 710,761	$ 714,549

For the year ended December 31, 2004, the Company had a net loss of $2,178,541. Approximately $590,649 of this net loss pertains to the U.S. operations.

	December 31, 2004		
	Canada	**U.S.A.**	**Total**
Office furniture, equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(62,326)	(59,962)	(122,288)
Resource properties	-	41,003,414	41,003,414
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	6,682	169,928	176,610
Total assets	$ 16,381	$ 41,052,380	$ 41,068,761
Capital expenditures	$ -	$ 2,368,446	$ 2,368,446

8 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash and cash equivalents, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 *Secured note/Promissory note/Debenture*

	December 31 2005
Promissory note (U.S$500,000) (a)	$ 581,500
Secured note (U.S.$2,000,000) (b)	2,326,000
Note discount	(150,000)
Balance, end of year	$ 2,757,500

During the first quarter of 2005, the Company issued a $500,000 debenture bearing interest at 12% per annum with a maturity date of June 30, 2005. The debenture was secured by a floating charge on the assets of the Company. A debenture discount, reflecting the 125,000 bonus shares issued in connection with the placement and having an estimated fair value of $100,000, was amortized over the four month term of the debenture. The amortized amount is included in interest and financing expense.

(a) During the third quarter of 2005, the Company issued a U.S.$500,000 unsecured promissory note bearing interest at 10% per annum due March 31, 2006. By agreement dated March 31, 2006, the due date has been extended for a period of up to three months and will require three monthly payments of U.S.$166,667 by June 30, 2006.

(b) During the fourth quarter of 2005, the Company issued a senior secured note placement of US$2,000,000. The note bears interest at 1 1/2% per month, has a twelve month term and matures on December 23, 2006. The note is secured by a floating charge on the assets of a wholly-owned subsidiary. The Company has the right to repay the note prior to maturity without penalty. 1,000,000 non-transferable warrants of the Company ("Warrants") were granted to the lender. Each Warrant entitles the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. A note discount, reflecting the 1,000,000 warrants issued in connection with the placement and having an estimated fair value of $150,000, is being amortized over the term of the note. The amortized amount is included in interest and financing expense.

The Company also paid a finder's fee of US$100,000 plus costs of US$3,670 and 60,000 Warrants having an estimated fair value of $9,000 in connection with this financing. The finder's fee and related costs are recorded as deferred charges. These deferred charges are being amortized over the term of the note and are included in interest and financing expense. The fair value of each warrant issued was estimated on the date of grant using the Black-Scholes pricing model. The fair value of the warrants issued was $0.15 per warrant using the following assumptions: risk free interest rate--3.8%, expected life (years)--1.0, expected volatility--0.72.

10 Commitments

The Company has the following financial commitments for the rental of office space: 2006-$37,026 and 2007--$12,800.

11 Comparative amounts

Certain amounts relating to 2004 have been reclassified to conform with the presentation adopted in 2005.

12 Legal matters

The Company had been notified by Reliant Holdings, Ltd. of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant was claiming unliquidated damages. The Company believed this claim was without merit and had instructed its U.S. counsel to vigorously defend the matter. During April 2006, the parties negotiated an agreement whereby the Company has agreed to drill a new well, at a mutually agreed upon location, that could potentially be used as a replacement to the original well and be made available to Reliant to process the gas stream through the Reliant plant. This well will be owned by the Company. The final settlement documents are anticipated to be signed shortly.

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

ANNUAL PERIOD ENDED DECEMBER 31, 2005

April, 2006

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of appraisal and development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project" or the "Project") in eastern Arizona and western New Mexico. To date, the Company has spent approximately $41,500,000 in acquiring, exploring and appraising the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 200,000 acres and continuously manages its lease position to optimize its land position within the Project.

General

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2005 and 2004 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of equity financings for gross proceeds of approximately $36.0 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has been raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is potentially a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase of Ridgeway's liquid helium once in production.

In 2004, the Company completed the drilling of the 11-18 helium/CO_2 well. Initial test results reported that the deepest known productive zone has a helium content of approximately 0.575 percent. These results are significantly higher that the helium composition in either of the two wells previously tested in this zone. Notwithstanding the technical difficulties associated with this well, the initial results were positive. Further testing of the well will be deferred until such time as additional wells are drilled.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as Director, President and CEO. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remained as a Director and Chairman of the Board until his sudden passing in July 2005. In late July, Rodney L. Eson was appointed Chairman of the Company.

While continuing to develop the Project, the Company's objective is to monetize this asset and thereby create value for our shareholders. As part of this process, in September 2003, the Company retained the investment banking firm of Petrie Parkman & Co. to render financial, valuation and other investment firm services to the Company. Since that time, the Company worked very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates were identified and a number of meetings were held in this regard. This process was extremely time consuming recognizing both the complexity and size of our Project. Over the last few months, the Company has come to the conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Field. As a result of this change in strategy, Petrie Parkman is no longer being retained. The Company will however, continue to selectively explore partnership opportunities which could assist in achieving the longer term objective of full field development described below.

On the development side, the key strategic goal for 2006/2007 is for the Company to become cash flow positive. With this in mind, the Board, in principle, approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures and the extent of the field while providing sufficient cash flow to cover expenses and corporate overhead. At the same time, the required drilling program would be expected to establish 2 to 3 trillion cubic feet of recoverable gas that would underpin a resource base capable of providing a minimum of 250 million cubic feet per day of CO_2 to enhanced oil recovery ("EOR") projects in the Permian Basin of West Texas or, potentially, into California.

At the Field level, a technical review of our 2006 proposed well locations and a drilling plan have been completed. In March 2006, the Company announced that it has closed the purchase of an air drilling rig capable of drilling to basement. The rig is currently in Nowata, Oklahoma where it will be upgraded to satisfy the specific drilling requirements of the St. Johns Field. In addition, the Company has also completed the purchase of 90 joints of drill pipe that will be used for the upcoming drilling program. The purchase of this rig is an important step towards accelerating the proposed 15 well drilling program that is expected to begin later this summer. With the current tightness in the drilling and service industries, the purchase of this rig will enable the Company to be more aggressive in the size and timing of this year's drilling program. It will also be a more cost effective operation in the long run due to the lower day rates and mobilization and demobilization charges associated with the direct ownership of the drilling rig.

In the first quarter of 2006, the Company reapplied for several leases covering approximately 63,000 acres that had reached their ten year expiry date. While the Company is confident it will be successful in reacquiring most of these leases, there were a number of groups involved in this process. The results of the applications are expected early in the second quarter. While there is a risk of losing some leases, the Company still controls an overwhelming land position within the Field. The Company was the sole applicant for an additional 19,000 acres of leases around a previous well that could contain significant, additional gas in place and will also be a target during our 2006 drilling program.

In October 2005, the Company announced that it had acquired additional leases totaling approximately 17,200 acres within the central field area of the St. Johns Helium and CO_2 Project. This acreage is strategically located along the crestal portion of the field, and, based on offsetting well control, is expected to contain thick sequences of gas bearing reservoirs. The addition of this acreage solidifies the Company's land position and is expected to facilitate future appraisal activity and Unit agreement negotiations

Over the past several months, there have been discussions with pipeline companies regarding the possible construction of a pipeline into California and into the Permian Basin. While nothing definitive has occurred to date, discussions are progressing positively. Also on the pipeline front, a firm of consulting engineers has been retained to provide cost estimates, to design and to identify a suitable route for a 300 mile pipeline to deliver gas to the Permian Basin.

A key long term goal is the securing of gas contracts for the sale of CO_2 in the EOR arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of providing their current and long-term needs. With oil prices well above U.S.$40 per barrel the incentive for additional CO_2 flooding is increasing and demand for CO_2 is growing by the day. The most recent meetings with several EOR participants have been very encouraging, not only for Ridgeway but for the EOR industry in general.

In the longer term, the full field development plan contemplates the appraisal of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of a full scale helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin of West Texas or, potentially, into California.

The Company had previously anticipated that, by now, Reliant Processing would have achieved their projected volume target of 500 liquid tons of CO_2 per day from their liquids plant. However, in July 2003, Reliant shut down production from the plant. In the second quarter of 2005, the Company was notified by Reliant of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages. The Company believed this claim was without merit and instructed its U.S. counsel to vigorously defend the matter. During April 2006, Reliant and the Company negotiated a settlement agreement whereby Ridgeway has agreed to drill a new well, at a mutually agreed location, that could potentially be used as a replacement to the original well and be made available to Reliant to process the gas stream through the Reliant plant. The final settlement documents are anticipated to be signed shortly.

Liquidity and Capital Resources

At December 31, 2005, the Company had a working capital deficit of $621,427.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of dilution on existing shareholders.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $10.3 million.

To date, all of the Company's equity fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $2.0 million in 2005 through a combination of private placements and the exercise of common share purchase warrants.

In the first quarter of 2005, the Company completed a debenture placement of $500,000. The debenture paid interest at 12% per annum and was for a term of four months. In addition, 125,000 shares of the Company were issued to the lender that were subject to a four-month hold period. In the second quarter, the Company repaid the debenture, prior to its maturity, from the proceeds of a private placement.

In the second quarter of 2005, the Company completed a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

Also in the second quarter of 2005, the Company completed another private placement of 760,872 units at a price of $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprised one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

In the third quarter, the Company arranged interim unsecured debt financing of U.S.$500,000 due March 31, 2006 and bearing interest at 10% per annum. These funds provided the Company with sufficient liquidity to determine the ultimate capital and financing requirements for attaining the Company's goal of becoming cash flow positive in 2006/2007. By agreement dated March 31, 2006 the U.S.$500,000 unsecured debt financing has been extended for a period of up to 3 months and will require 3 monthly payments of US$166,667 by June 30, 2006.

In October 2005, the Company extended the expiry date to May 5, 2006, of 1,009,000 outstanding non-transferable share purchase warrants issued on November 5, 2004. Each warrant entitles the purchase of one common share of the Company at a price of $1.00 per share.

In November 2005, the Company announced that it has retained the securities brokerage firm of Coker, Palmer, Phillips & Mullen ("CPPM") as the managing dealer of a proposed placement of U.S.$10 million to U.S.$20 million of Convertible Preference Shares of the Company.

CPPM was retained on a "best efforts" basis. It is anticipated that the transaction will be done in the form of a private placement for accredited investors only. The terms and conditions of this proposed financing will be finalized upon the placement of these securities.

The proceeds of this placement will be used to implement the Company's strategic goal of becoming cash flow positive in 2006 as described above

In December 2005, the Company announced a senior secured note placement of US$2,000,000. The note bears interest at 1 1/2% per month, has a twelve month term and will mature on December 23, 2006. The note is secured by a floating charge on the assets of a wholly-owned subsidiary. The Company has the right to repay the note prior to maturity without penalty. 1,000,000 non-transferable warrants of the Company ("Warrants") were granted to the lender. Each Warrant entitles the holder to purchase one share of the Company at a price of Cdn$0.50 per share until the maturity date of the note. The Company also paid a finder's fee of US$100,000 and 60,000 Warrants in connection with this financing. It is anticipated that this interim financing will be repaid from the proceeds of the placement described above.

This interim financing will allow the Company to continue with the previously announced US$20 million financing. To date, the Company has made presentations to various interested parties and several parties have expressed an interest in participating. It is anticipated that the larger financing will now be completed in the second quarter of 2006.

In April 2006, the Company extended the expiry date:

- From April 14, 2006 to April 13, 2007, of 357,566 outstanding non-transferable share purchase warrants issued on April 14, 2005. Each warrant entitles the purchase of one common share of the Company at a price of $1.00 per share.

- From May 4, 2006 to May 4, 2007, of 570,654 outstanding non-transferable share purchase warrants issued on May 4, 2005. Each warrant entitles the purchase of one common share of the Company at a price of $1.30 per share.
- From May 5, 2006 to November 3, 2006, of 1,009,000 outstanding non-transferable share purchase warrants issued on November 5, 2004. Each warrant entitles the purchase of one common share of the Company at a price of $1.00 per share. The expiry of these warrants had been previously extended from November 7, 2005 to May 5, 2006.

Results of Operations
Year Ended December 31, 2005 and 2004

The Company incurred a net loss of $2,493,939 for the year ended December 31, 2005 compared to a net loss of $2,178,541 during the same period in 2004.

The increase in the loss in the current period is the result of a number of factors.

In 2004, the Company received proceeds from the settlement of a lawsuit.

In 2005, there were increases in interest and financing, legal and wages and salaries. There were also reductions in stock-based compensation and consulting fees.

Interest and financing includes the costs related to the debenture financing in the first quarter and the promissory note placed in the third quarter. Legal includes fees related to contractual reviews, assessments, arbitration and other corporate activities. Wages and salaries reflect the addition of the new President and CEO, partially offset by the appointment of a non-salaried Chairman following the passing of Walter B. Ruck in July.

The reduction in consulting fees reflects the termination of the contact with Petrie Parkman following the Company's conclusion that in order to maximize the value of the asset, it must go it alone to further define the size and productive capabilities of the Project. This reduction was partially offset by costs incurred for updated reservoir evaluations and related geological and oil field studies as well as the costs of concluding a contractor arrangement.

An additional factor influencing the results for both periods is the continuing fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have primarily been funded in Canadian dollars. Over the past three years, the Canadian dollar has gradually strengthened.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $710,761 in 2005 compared to $1,959,247 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the higher costs in 2004.

Results of Operations
Year Ended December 31, 2004 and 2003

The Company incurred a net loss of $2,178,541 for the year ended December 31, 2004 compared to a net loss of $2,742,195 during the same period in 2003.

Excluding the stock-based compensation expense of $798,100 in 2004 and $1,282,226 in 2003, the respective losses are comparable. The stock-based compensation expense reflects the grant of stock options in each period.

While the loss for each period is essentially the same, there are a number of other factors which essentially are offsetting.

On the positive side, there are reductions in the expenses of legal, travel and wages and salaries as well as proceeds received in the settlement of a lawsuit. In 2003, legal included fees related to contractual negotiations as well as private placements. Also in 2003, travel reflected the costs of the Company's effort to raise the profile of the Company, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. The decrease in wages and salaries resulted from a reduction in staffing levels partially offset by an assessment for employee benefits and other deductions related to a prior period in the U.S. operations.

Adversely impacting the current period is the shut down of the liquids plant described above partially offset by a reduction in the related depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment-banking firm also described above as well as the costs of engineering design work related to the project.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. After strengthening for several prior quarters, the Canadian dollar weakened in the first two quarters of 2004 and then rebounded in the third quarter.

Resource property expenditures were $2,368,446 in 2004 compared to $734,928 in the prior year, all of which were attributable to the St. Johns Helium/CO_2 Project. The drilling and testing of the 11-18 helium/CO_2 well described above accounts for the increase in expenditures in 2004.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter reflect the timing of the revenues and expenses noted above with the largest variable being stock-based compensation.

	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First
Revenues	$1,619	$4,416	$1,068	$145	$8,969	$599	$100,351	$957
Loss before discontinued items	$525,748	$460,871	$904,095	$603,225	$818,362	$391,781	$306,624	$661,774
Loss per common share	$0.01	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02
Loss per fully diluted common share	$0.01	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02
Net loss	$525,748	$460,871	$904,095	$603,225	$818,362	$391,781	$306,624	$661,774
Net loss per common share	$0.01	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02
Net loss per fully diluted common share	$0.01	$0.01	$0.03	$0.01	$0.01	$0.01	$0.01	$0.02

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data

The following outstanding share data is as of April 25, 2006.

Share Capital

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000

Issued and outstanding	
Preference Shares	1,000
Common Shares	43,501,993

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
357,566	$1.00	April 13, 2007
570,654	$1.30	May 4, 2007
1,009,000	$1.00	November 3, 2006
480,954	$2.00	July 24, 2006
1,060,000	$0.50	December 23, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
1,500,000	$2.45	August 11, 2006
1,465,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010
50,000	$1.03	June 1, 2010
100,000	$0.95	July 26, 2010
260,000	$0.60	December 28, 2010

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.